07069474

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees

Exact name of registrant as specified in charter

0001159297

Registrant CIK Number

11-K

Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-31215

SEC file number, if available

MeadWestvaco Corporation

Name of Person Filing the Document (If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, June 28, 2007

MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees
(Registrant)

By: [signature]
E. Mark Rajkowski
Chairman of the Benefit Plans Investment Policy Committee,
MeadWestvaco Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2006

MEADWESTVACO CORPORATION
SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
FOR BARGAINED HOURLY EMPLOYEES
(Full title of the Plan)

MEADWESTVACO CORPORATION
11013 West Broad Street
Glen Allen, Virginia 23060
Telephone: 804-327-5200
(Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive offices)

REQUIRED INFORMATION

The following financial statements and exhibits are furnished as part of the Form 11-K Annual Report for the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees ("Plan"):

Financial Statements and Exhibits		Page No.
1.	Report of Independent Registered Public Accounting Firm	F-1
2.	Statements of Net Assets Available for Benefits at December 31, 2006 and December 31, 2005	F-3
3.	Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2006	F-4
4.	Notes to Financial Statements	F-5
5.	Supplemental Schedule:* Schedule of Assets (Held at End of Year) at December 31, 2006	xx
6.	Consent of Independent Registered Public Accounting Firm	E-1

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

BDO

BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place
Suite 520
Richmond, VA 23236
Telephone (804) 330-3092
Fax (804) 330-7753

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
MeadWestvaco Corporation Savings and Employee
Ownership Plan for Bargained Hourly Employees

We have audited the accompanying statement of net assets available for benefits of MeadWestvaco Corporation Savings and Employee Ownership Plan for Bargained Hourly Employees (the Plan) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

As discussed in Note 5, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.

BDO Seidman, LLP

Richmond, Virginia
June 28, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
The Turning Basin
111 Virginia Street, Suite 300
Richmond VA 23219-4123
Telephone (804) 697 1900
Facsimile (804) 697 1901
www.pwc.com

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
MeadWestvaco Corporation Savings and Employee Stock
Ownership Plan for Bargained Hourly Employees

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees (the "Plan") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 5 to the 2006 financial statements, the Plan changed the manner in which it reports fully benefit-responsive investment contracts as of December 31, 2005.

PricewaterhouseCoopers LLP

Richmond, Virginia
June 16, 2006, except for certain information as shown
in Note 5, as to which the date is June 28, 2007

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR BARGAINED HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2006	December 31, 2005
Investments, at fair value:		
Interest in the MeadWestvaco Corporation Master Trust	$248,939,887	$236,667,950
Participant loans	18,407,686	17,146,045
Total investments	267,347,573	253,813,995
Contributions receivable:		
Employer	110,368	53,032
Participants	110,357	144,391
Total receivables	220,725	197,423
Net assets available for benefits, at fair value	267,568,298	254,011,418
Adjustment from fair value to contract value for fully benefit-responsive contracts	598,472	539,427
Net assets available for benefits	$268,166,770	$254,550,845

The accompanying notes are an integral part of these financial statements.

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR BARGAINED HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended

	December 31, 2006
Additions:	
Contributions:	
Participants	$ 17,204,718
Employer	8,650,110
Interest in net earnings of MeadWestvaco Corporation Master Trust	28,416,117
Total additions	54,270,945
Deductions:	
Withdrawals and distributions to participants	(39,921,816)
Total deductions	(39,921,816)
Net increase in plan assets during the period	14,349,129
Transfer out	(733,204)
Net assets available for benefits:	
Beginning of year	254,550,845
End of year	$268,166,770

The accompanying notes are an integral part of these financial statements.

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR BARGAINED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan

Organization and Administration

The MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees (the "Plan") is a defined contribution plan. The Northern Trust Company is the Plan's Trustee (the "Trustee"). The Plan is administered by the Benefit Plans Administration Committee and the Benefit Plans Investment Policy Committee, both of which are appointed by the Chief Executive Officer of MeadWestvaco Corporation (the "Company"). Plan participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility and Vesting

Generally, all MeadWestvaco Corporation bargained hourly employees are eligible to participate in the Plan. All participants vest immediately in participant contributions and Company matching contributions.

Contributions

Any eligible bargained hourly employee, after completion of the applicable probationary period, can make contributions to the Plan of up to 50% of eligible compensation (straight-time earnings) in increments of 1%. Contributions may be: (1) before-tax, which are not considered to be current taxable income of the contributing participant; (2) after-tax, which are considered to be current taxable income of the contributing participant; or; (3) a combination of before-tax and after-tax. Additionally, beginning at age 50, catch-up contributions can be made up to a maximum of $5,000 for 2006. Under the Tax Reform Act of 1986, participants meeting the definition of highly-compensated employees are limited by certain rules set forth by the Internal Revenue Service ("IRS") as to the percentage of eligible compensation that they can defer.

Note 1 - Continued

The Plan also allows for employees who had tax deferred savings accounts with another employer to roll their funds into the Plan. Such funds can be rolled over directly from the other employer's plan, or from an Individual Retirement Account ("IRA") into which the employee had already deposited such funds. Participants may change their contribution levels as often as desired. Contributions are subject to certain limitations. The Company makes monthly cash contributions at a determined percentage of eligible compensation as specified in applicable participant collective bargaining agreements. Company contributions are invested in the MeadWestvaco Stock Fund. The Board of Directors of the Company may adjust the match percentage and may approve additional Company contributions at its discretion. The Company made no additional discretionary contributions during the 2006 plan year.

Investments and Account Balances

Plan participants who contribute to the Plan may choose from among 17 funds in which to invest. The MeadWestvaco Retirement Savings Master Trust (the "Master Trust"), which was established on May 1, 1999, holds the assets of the Plan and the assets of the Company's Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees. Allocations of investment earnings are based on account balances, as defined. The Plan allows for diversification, within limits, of Company contributions made to the MeadWestvaco Stock Fund, beginning at age 55. Effective January 1, 2007, participants can diversify all Company matching contributions.

Withdrawals

Under certain circumstances, a participant may request a withdrawal from his or her account subject to certain requirements. The minimum amount for an in-service withdrawal is $1,000. Withdrawals are generally paid in cash, but withdrawals from the MeadWestvaco Stock Fund are allowed in cash, shares, or a combination of both at the discretion of the participant. Distributions are based on the fair value of the participant's account as of the valuation date. In-service withdrawals may be taken by participants at any time while employed by the Company.

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR BARGAINED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Continued

In-service withdrawals can come from: (1) an after-tax rollover account; (2) an after-tax contribution account, provided that after-tax contributions made on or after January 1, 2003, that have been matched, will not be eligible for withdrawal for a period of 24 months following their investment in the Plan; (3) a before-tax rollover account; (4) an account that includes pre-May 1998 Company matching contributions made on the participant's behalf if the participant was an employee of The Mead Corporation before January 1, 2003, and; (5) an account that includes pre-2003 Company matching contributions made on the participant's behalf if the participant was an employee of Westvaco Corporation before January 1, 2003, except that withdrawals from this sub-account may be taken only once every 36 months.

At age 59½, portions of an account balance, including before-tax contributions, may be withdrawn without penalty subject to the minimum withdrawal amount.

Hardship withdrawals are allowed for an immediate and heavy financial need as specified by the Internal Revenue Code ("IRC") of 1986 only after all other resources, including Plan loans and withdrawals, have been exhausted. The amount of the withdrawal may not exceed the amount needed to satisfy the hardship plus any taxes, including penalty taxes or other fees, on the withdrawal. Hardship withdrawals are paid out in cash only and are taken first from an account that includes prior ESOP contributions and then from the participant's before-tax contribution account. If a hardship withdrawal is taken, contributions are suspended for six months.

A participant terminating employment with the Company for any reason may elect to receive a distribution of the entire value of his or her vested accounts at any time, or may elect to retain his or her accounts in the Plan in full until the attainment of age 70½, if the balance is $1,000 or greater. Terminated employees who leave their account balances in the Plan may take four partial distributions per year on either a non-scheduled or a periodic basis. The minimum withdrawal amount is $1,000 or the total value of the participant's account balance, whichever is less.

Note 1 - Continued

Transfers

Net transfers are due to employees moving from the Plan to the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees.

Loans

Participants who are current employees of the Company may obtain loans for any reason. Loans are limited to the lesser of $50,000 or 50% of the vested value of a participant's accounts with a minimum loan amount of $1,000. For loans issued on or after October 1, 1997, a participant's vested accounts in the Plan are the source of the funds for a loan. Prior to October 1, 1997, the Trustee obtained funds for loans to participants from other lending institutions. Repayments, including interest at a rate of one percent above the prime rate, established at the time of loan origination, are reinvested in a participant's vested account, in accordance with the participant's current investment election. Repayments are generally made through payroll deductions.

Participants are restricted to two outstanding loans at any time, only one of which may be for the purchase of a primary residence. Loan terms range from 1-5 years except for loans for the purchase of a primary residence which may be for up to 15 years.

Employees of Westvaco Corporation who had three loans outstanding prior to January 1, 2003, may continue to repay all three loans under the original terms. Once one loan is paid off, the two-loan limit applies.

Note 1 - Continued

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan or a determination by the Board of Directors to never again contribute to the Plan, Plan assets shall be distributed in accordance with the Plan document.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan were prepared under the accrual method of accounting.

Use of Estimates and Assumptions

In accordance with accounting principles generally accepted in the United States of America, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Allocation of Units of the Master Trust

Each month, the value of each individual plan's investment in the Master Trust is determined by specific contributions to that plan, net of withdrawals and distributions, and a proportionate allocation of Master Trust earnings. The Plan's interest in Master Trust earnings is comprised of interest and dividend income and the net appreciation (depreciation) in the fair value of investments. Net appreciation (depreciation) in the fair value of Master Trust investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Note 2 - Continued

The allocation percentage of these earnings is calculated on the monthly valuation date by dividing the current plan's fund balance by the consolidated fund balance of both plans participating in the Master Trust.

Security Transactions and Valuations

The Master Trust's investments are stated at fair value, with the exception of its synthetic guaranteed investment contracts ("GIC") stated at contract value, which approximates fair value. Security transactions of the Master Trust are accounted for on the trade date. Investments in the Company's stock are valued at fair value based on the closing price on the valuation date as reported on the New York Stock Exchange. Investments in mutual funds listed on national securities exchanges are valued at fair value based on the sales price per the fund company, which is reported on composite listings on the valuation date. Investments in common collective trusts are stated at fair value based on net asset value. Short term investments are stated at cost which approximates fair value. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Participant loans are valued at their outstanding balances, which approximate fair value.

Participant Account Valuation

Participant account balances are valued under the unit value accounting method. The value of a unit is determined by dividing the net assets of each fund at each valuation date by the total number of outstanding units. The number of units is then adjusted by each participant's contributions, transfers, withdrawals and distributions based upon the unit value as of the valuation date.

Note 2 - Continued

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Trustee fees and expenses, audit fees, and blanket fidelity insurance premiums are paid by the Company. Recordkeeping, communication, and other administrative expenses are paid by the Plan, through adjustments to the net asset value ("NAV") of certain funds. Expenses related to the purchase and sale of securities including commissions, fees and stock transfer taxes are paid by the Master Trust and are netted with the cost of purchases or the proceeds from sales.

Note 3 - Federal Income Tax Status

The IRS has determined and informed the Company by a letter dated June 25, 2004 that the Plan and related trust are designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the most recent determination letter, the Plan Administrator believes the Plan and Master Trust are currently designed and being operated in compliance with the requirements for income tax exemption under the IRC. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements.

Note 4 - Investments

As of December 31, 2006 and December 31, 2005, the Plan's investment in the Master Trust represents 5% or more of the net assets available for benefits.

Note 5 - Investment in the Master Trust

At December 31, 2006, the Plan's specific interest in the net assets of the Master Trust was 26.2% (25.8 % at December 31, 2005). Net assets of the Master Trust at December 31, 2006 and 2005, were as follows:

	December 31, 2006	December 31, 2005
Common Stock - MeadWestvaco (December 31, 2006: 12,519,519 shares; December 31, 2005: 14,892,559 shares)	$ 376,336,741	$417,438,429
Registered investment companies	314,202,522	260,837,303
Common collective trusts	180,693,940	173,062,279
Synthetic GICs	114,748,442	99,951,751
Participant loans	34,772,247	33,432,803
Total investments	1,020,753,892	984,722,565
Net receivable	86,008	252,105
Net assets, at fair value	1,020,839,900	984,974,670
Adjustment from fair value to contract value for fully benefit-responsive contacts	1,760,212	1,798,090
Net assets, at contract value	$1,022,600,112	$986,772,760

F-11

Note 5 - Continued

Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position (FSP) AAG INV-1 and Statement of Position 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution, Health and Welfare and Pension Plans" which recognizes contract value as the relevant measurement attribute for fully benefit-responsive investment contracts held by a commingled fund or in a separate account, which is consistent with the valuation of the Plan. As now required by the FSP, fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for benefits. The provisions of the FSP and participant loans have been applied retroactively to the year ended December 31, 2005, for comparative purposes.

The Master Trust holds an investment in a Stable Value Fund which consists of holdings in a common collective trust (CCT), synthetic GICs, cash, and cash equivalents.

The CCT holds investments in both traditional and synthetic GICs. The fair value of the Master Trust's investment in the CCT is apportioned on the basis of the relative interest of each participating investor. The contract value of the CCT was $11,030,573 and $26,501,955 at December 31, 2006 and 2005, respectively. The fair value of the CCT was $10,710,686 and $25,918,912 at December 31, 2006 and 2005, respectively.

The synthetic GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts or wrapper contracts issued by a third-party which are backed by underlying assets. The overall credit quality of the portfolio of assets underlying the synthetic GICs is AAA. The portfolio includes mortgages, fixed income securities, and United States treasury notes and bonds. The contract value of the synthetic GICs was $116,188,766 and $101,166,798 at December 31, 2006 and 2005, respectively. The fair value of the synthetic GICs was $114,748,442 and $99,951,751 at December 31, 2006 and 2005 respectively.

Note 5 - Continued

The contracts (wrapper contracts) are credited with earnings on the underlying investments and charges for participant withdrawals and wrapper fees. The contracts are included in the financial statements at contract value because they are fully benefit-responsive. The crediting interest rate is based on an agreed-upon formula with the contract issuer and is adjusted quarterly to reflect the performance of the underlying investment securities. The Stable Value Fund average yield based on earnings at fair value approximated 5.38% and 4.89% for 2006 and 2005, respectively. The Stable Value Fund average yield based on interest credited to participant's accounts approximated 5.05% and 4.55% for 2006 and 2005, respectively.

For the CCT and synthetic GICs, fair value is equal to the market value of the underlying security plus any accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents, including complete or partial plan termination or merger with another plan; (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (3) plan sponsor events, such as divestitures or spin-offs of subsidiaries, that cause a significant withdrawal from the Plan, or; (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

Note 5 - Continued

The net earnings of the Master Trust during the year ended December 31, 2006 (including gains and losses on investments bought and sold, as well as held during the year) resulted from the following:

Interest and dividend income	$ 25,523,124
Net appreciation (depreciation) in fair value of investments:	
Common stock - MeadWestvaco	28,774,614
Registered investment companies	40,329,078
Common collective trusts	24,155,069
Net earnings of the Master Trust	$118,781,885

Note 6 - Non-Participant Directed Investments of the Master Trust

Information about the net assets and the significant components of the change in net assets relating to the MeadWestvaco Stock Fund at December 31, 2006 and 2005, and for the year ended December 31, 2006 are shown below. Due to the inability to separate participant directed transactions from non-participant directed transactions, all activity of the MeadWestvaco Stock Fund has been included.

	December 31, 2006	December 31, 2005
Net assets:		
Short term investments	$ 8,406,203	$ 10,016,861
Common stock - MeadWestvaco	376,336,741	417,438,429
	$384,742,944	$427,455,290
Changes in net assets:		
Contributions	$ 31,373,365	
Dividend and interest income	12,297,116	
Net appreciation (depreciation) in fair value	28,774,614	
Transfers out	(46,574,223)	
Withdrawals and distributions	(68,583,218)	
	$(42,712,346)	

F-14

Note 7 - Related Party

Certain Plan investments are shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, participants have the option of investing in MeadWestvaco common stock. There were purchases of 337,007 shares of MeadWestvaco common stock by the Master Trust totaling $8,841,357, and distributions of 2,711,047 shares totaling $78,744,215 for the year ended December 31, 2006.

Note 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2006	December 31, 2005
Net assets available for benefits per the financial statements	$268,166,770	$254,550,845
Less: Amounts allocated to withdrawing participants	(55,895)	(13,202)
Net assets available for benefits per Form 5500	$268,110,875	$254,537,643

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2006 to the Form 5500:

	December 31, 2006
Benefits paid to participants per the financial statements	$39,921,816
Add: Amounts allocated to withdrawing participants at December 31, 2006	55,895
Less: Amounts allocated to withdrawing participants at December 31, 2005	(13,202)
Benefits paid to participants per Form 5500	$39,964,509

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR BARGAINED HOURLY EMPLOYEES

(Employer Identification Number 31-1797999)

SCHEDULE H, LINE 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

a.	b.	c.	d.	e.
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
*	Participant loans	Notes receivable with repayments terms of 1 -15 years and interest rates of 5.0% - 10.75%.	-	$18,407,686

*Denotes party-in-interest

XX

BDO

BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place
Suite 520
Richmond, VA 23236
Telephone (804) 330-3092
Fax (804) 330-7753

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements (No. 333-81642 and No. 333-116860) on Form S-8 of MeadWestvaco Corporation of our report dated June 28, 2007, relating to the financial statements and the related supplemental schedule of MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees for the year ended December 31, 2006, appearing in this Form 11-K.

BDO Seidman, LLP

Richmond, Virginia
June 28, 2007

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-81636 and No. 333-116862) of MeadWestvaco Corporation of our report dated June 16, 2006, except for certain information as shown in Note 5, as to which the date is June 28, 2007 relating to the financial statement of MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Richmond, Virginia
June 28, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the MeadWestvaco Corporation Benefit Plans Investment Policy Committee and Benefit Plans Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR BARGAINED HOURLY EMPLOYEES

By
E. Mark Rajkowski
Chairman of the Benefit Plans Investment Policy Committee

By
Maria P. Rasmussen
Chairperson of the Benefit Plans Administration Committee

By
Eric J. Lancellotti
Plan Administrator

Date: June 28, 2007

END